Exhibit 99.1

Combination of Acergy S.A. and Subsea 7 Inc. completed

Luxembourg – January 7, 2011 – Subsea 7 S.A. (NASDAQ-GS: SUBC; Oslo Børs: SUBC) (“the Company”) today announced that the combination between Acergy S.A. (NASDAQ-GS: ACGY; Oslo Børs: ACY) and Subsea 7 Inc (Oslo Børs: SUB) was completed on January 7, 2011 following the closing of the Oslo Børs. As a result, the first day of trading in the shares and ADSs of Subsea 7 S.A. will be Monday January 10, 2011.

The Company’s authorised share capital is $900 million comprising 450 million common shares with a nominal, or par, value of $2 each. As a consequence of the combination, Subsea 7 S.A. has issued 156,839,759 new shares in Subsea 7 S.A. based on 147,267,380 shares issued and outstanding in Subsea 7 Inc. at completion.  As at January 10, 2011, the first day of trading as Subsea 7 S.A., the issued share capital of the Company will consist of 351,793,731 shares, of which, Subsea 7 S.A. has an indirect interest in 11,527,380 treasury shares representing 3.28% of total issued share capital of 351,793,731 shares.  A further 583,000 shares are held indirectly in an employee benefit trust to support the 2009 Long-Term Incentive Plan.

Kristian Siem, Chairman, Subsea 7 S.A. said: ‘When we announced the intention to combine both organisations we said this was an excellent strategic fit, with industry fundamentals strongly supporting the logic of the combination. Now that we have closed I strongly believe that the logic behind the combination is correct. The new Subsea 7 is well positioned to deliver enhanced long-term value for our clients, our people and our shareholders.”

Jean Cahuzac, Chief Executive Officer, Subsea 7 S.A. said: “This is a very exciting day for our shareholders, our clients and our people. The creation of a global leader in seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide will allow us to secure and deliver offshore projects of the size and complexity that we expect will emerge in the coming decade.

Subsea 7 S.A. will benefit from the value created by the combination of our people, our expertise and our highly complementary fleet, supported by a larger capital base and the synergies expected to result from the combination. Our leadership position and global footprint will give us opportunities to grow faster than either Acergy S.A. or Subsea 7 Inc. could have achieved on their own.”

A further announcement will be published prior to opening of the Oslo Børs on January 10, 2011.

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the first day of trading in the Subsea 7 S.A. common shares and ADSs, the expected date of delivery of Subsea 7 S.A. common shares, statements as to the ability of the Company to secure projects in the future, the expected benefits and synergies from the combination, the opportunities expected to be available to the Company and statements as to the expected timing of further announcements in connection with the combination. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to Integration and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.